Reign Sapphire Corporation

9465 Wilshire Boulevard

Beverly Hills, CA 90212

February 26, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

Attention: Mara Ransom, Assistant Director, Office of Consumer Products

Re:         Letter dated February 10, 2016 from Mara Ransom, Assistant Director

Reign Sapphire Corporation, a Delaware corporation (the “Company”)

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

Filed January 29, 2016 (“Post-Effective Amendment No. 1”)

File No. 333-204486

Dear Ms. Ransom:

We are in receipt of your letter, dated February 10, 2016 (the “SEC Comment Letter”), with respect to the above-referenced filing of the Company with the Securities and Exchange Commission (the “SEC”). We have reviewed the comments of the SEC Staff in the SEC Comment Letter and offer the responses set out below. In addition, contemporaneously with the transmission of this letter, the Company is filing Post-Effective Amendment No. 2 to the original Registration Statement on S-1 Filing (“Post-Effective Amendment No. 2”). Post-Effective Amendment No. 2 revises and supplements the disclosures made in Post-Effective Amendment No. 1 based on the comments set forth in the SEC Comment Letter. To aid the Staff’s review of this information, we have included the Staff’s comments in the SEC Comment Letter in italics and the Company’s responses in standard print, and have referenced all of our responses to the numbering in the SEC Comment Letter.

General

1.          We note the private placement that closed in December 2015 of common stock, notes and warrants. Please provide us with a detailed analysis regarding why the concurrent private offering should not be integrated with your public offering. Specifically address whether your registration statement constituted a general solicitation for purposes of this offering. See Securities Act Sections Compliance and Disclosure Interpretations, Question 139.25.

Response No. 1

We acknowledge the closing of the private placement of common stock, notes and warrants which occurred in December 2015, as described in the disclosures added in Post-Effective Amendment No. 1. As requested, we have reviewed the circumstances surrounding the offer and sale of the securities in the private place in light of Securities Act Sections Compliance Disclosure Interpretations, Question 139.25 (“CD&I”), which addresses situations where an issuer I conducting concurrent private and public offerings. As the Staff is aware, the CD&I endorses the integration guidance in Securities Act Release No. 8823 (August 3, 2007) (“Release”) as the appropriate framework for analyzing potential integration issues in the specific situation of concurrent private and public offerings. The guidance clarifies that, under appropriate circumstances, there can be a side-by-side private offering under Securities Act Section 4(2) or the Securities Act Rule 506 safe harbor with a registered public offering without having to limit the private offering to qualified institutional buyers and two or three additional large institutional accredited investors, and that the filing of the registration statement does not eliminate the issuers company’s ability to conduct a concurrent private offering (whether it is commenced before or after the filing of the registration statement).

Specifically, the guidance in the Release focuses on how the investors in the private offering are solicited—whether by the registration statement or through some other means that would not otherwise foreclose the availability of the Section 4(2) exemption. If the investors in the private offering become interested in the private offering by means of the registration statement, then the registration statement will have served as a general solicitation for the securities being offered privately and Section 4(2) would not be available; however, if the investors in the private offering become interested in the private offering through some means other than the registration statement—for example, there is a substantive, pre-existing relationship between the investors and the company—then the registration statement would not have served as a general solicitation for the private offering and Section 4(2) would be available, assuming the offering is otherwise consistent with the exemption, and there would be no integration of the private offering with the public offering (emphasis added).

The investors that purchased our securities in the private placement were existing business partners of the Company who were not identified or contacted through the marketing of the public offering and who did not independently contact the Company as a result of the general solicitation by means of the registration statement. As an aside, although the registration statement had been declared effective, no general solicitation marketing of the public offering had occurred, either before or after the closing of the private placement. As set forth in the securities purchase agreement dated December 23, 2015 related to the closing of the private placement, which has been filed as an exhibit to the registration in Post-Effective Amendment No. 1, the private placement was conducted in accordance with Section 4(2) and all offers and sales were made only to accredited investors (as represented by the purchasers of the securities issued in the private placement). Following the closing of the private placement the Company filed a Form D with respect thereto with the SEC.

In addition, each of the purchasers in the private placement made the following representations regarding the securities of the Company purchased in the private placement in Sections 3.2(g) and 3.2(j), respectively, of the securities purchase agreement:

“3.2(g) Communication of Offer. Such Purchaser is not purchasing the Securities as a result of any “general solicitation” or “general advertising,” as such terms are defined in Regulation D, which includes, but is not limited to, any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or on the internet or broadcast over television, radio or the internet or presented at any seminar or any other general solicitation or general advertisement.”

“3.2(j) Pre-Existing Relationships. The Purchaser represents and warrants that: (i) the Purchaser was contacted regarding the sale of the Securities by the Company (or an authorized agent or representative thereof) with whom the Purchaser had a prior substantial pre-existing relationship, the Purchaser is not investing in the Offering in connection with or as a result of any registration statement on Form S-1, filed with the Commission by the Company   and (ii) no Securities were offered or sold to it by means of any form of general solicitation or general advertising, and in connection therewith, the Purchaser did not (A) receive or review any advertisement, article, notice or other communication published in a newspaper or magazine or similar media or broadcast over television or radio, whether closed circuit, or generally available; or (B) attend any seminar meeting or industry investor conference whose attendees were invited by any general solicitation or general advertising; or (C) observe any website or filing of the Company with the Commission in which any offering of securities by the Company was described and as a result learned of any offering of securities by the Company.”

Based on the foregoing, we respectfully submit that the concurrent private offering of securities referred to above should not be integrated with our public offering in line with the guidance provided in the Release.

Executive Compensation, page 71

2.          Please ensure that you have updated your disclosure, here and elsewhere in your prospectus as applicable, to reflect information for your recently completed fiscal year ending December 31, 2015. In this regard, refer to Regulation S-K Compliance and Disclosure Interpretations 117.05 located at our web-site, www.sec.gov.

Response No. 2

As requested, we have updated the disclosures in Post-Effective Amendment No. 2 in accordance with Comment No. 2 in the SEC Comment Letter.

* * *

We believe that the preceding information and the changes made in Post-Effective Amendment No. 2 are responsive to the Staff’s comments contained in SEC Comment Letter and we hereby request that SEC declare the amended registration statement effective as soon as possible following review of our responses by the Staff. In that regard, we hereby acknowledge that should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing; the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call me or write to me should you or your Staff have any questions or comments regarding this response. My email address is yossi@reignsc.com and my direct telephone number is (323) 556-1875.

Respectfully submitted,

REIGN SAPPHIRE CORPORATION

/s/ Joseph Segelman
Joseph Segelman
President and Chief Executive Officer

cc:	Willa Qian, Esq.
Alan S. Gutterman, Esq.